UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42618

Phoenix Asia Holdings Limited

Workshop B14, 8/F, Block B

Tonic Industrial Center, 19 Lam Hing Street

Kowloon Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 24, 2025, Phoenix Asia Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with D. Boral Capital LLC, as representative of the underwriters listed on Schedule 1 to the Underwriting Agreement, relating to the Company’s initial public offering (the “Offering”) of an aggregate of 1,600,000 ordinary shares (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share (the “Offering Price”). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 240,000 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Shares sold by the Company in the Offering, less underwriting discounts and a non-accountable expense allowance.

The net proceeds to the Company from the Offering, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $5.76 million.

The Shares were offered and sold pursuant to the registration statement on Form F-1 (File No. 333-284260), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2025, as amended, and declared effective by the SEC on April 24, 2025, and were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PHOE” on April 25, 2025. On April 28, 2025, the Offering closed.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and all shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period starting on the date of the final prospectus until 180 days after the closing of the Offering, without the prior written consent of the underwriters.

The Underwriting Agreement is filed as Exhibits 1.1 to this report on Form 6-K (this “Report”), and the description of the material terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

In connection with the Offering, the Company issued a press release on April 24, 2024, announcing the pricing of the Offering and a press release on April 28, 2024, announcing the closing of the Offering.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

1.1	Underwriting Agreement, dated April 24, 2025, by and between the Company and D. Boral Capital LLC

99.1	Press Release dated April 24, 2025, announcing the pricing of the Offering

99.2	Press Release dated April 28, 2025, announcing the closing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Asia Holdings Limited

By:	/s/ Chi Kin Kelvin Yeung
Name:	Chi Kin Kelvin Yeung
Title:	Chief Executive Officer and Director

Date: April 30, 2025